SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 23 )*

CENTRAL VALLEY COMMUNITY BANCORP
(Name of Issuer)

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

155685 10 0
(CUSIP Number)

Dave Kinross, Central Valley Community Bancorp, 7100 N. Financial Drive, Fresno CA 93720 - (559) 298-1775
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only). Daniel N. Cunningham
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 280,376
	6	SHARED VOTING POWER 122,508
	7	SOLE DISPOSITIVE POWER 280,376
	8	SHARED DISPOSITIVE POWER 122,508
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 402,884
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.7%
12	TYPE OF REPORTING PERSON* IN

Item 1(a)        Name of Issuer:
Central Valley Community Bancorp
Item 1(b)        Address of Issuer's Principal Executive Offices:
7100 N. Financial Drive
Fresno, California 93720
Item 2(a)        Name of Person Filing:
Daniel N. Cunningham
Item 2(b)        Address of Principal Business Office, or if None, Residence:
7100 N. Financial Drive
Fresno, California 93720
Item 2(c)        Citizenship:
U.S.A.
Item 2(d)        Title of Class of Securities:
Common Stock, no par value
Item 2(e)        CUSIP Number:
155685 10 0

Item 3	Filing pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c):
Not applicable.
Item 4            Ownership.
(a)    Amount Beneficially Owned:
402,884 (1)
(b)    Percent of Class:
3.7%

(c)    Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:
280,376 shares

(ii)	shared power to vote or to direct the vote:
122,508 shares (2)

(iii)	sole power to dispose or to direct the disposition of:
280,376 shares
(iv) shared power to dispose or to direct the disposition of:
122,508 shares (2)
_________________________

(1)
Includes 87,120 shares held as trustee for the Bradley and Joanne Quinn Living Trust as to which Mr. Cunningham disclaims beneficial ownership and 122,508 shares held under a power of attorney executed in favor of Mr. Cunningham by Eric Quinn as to which Mr. Cunningham disclaims beneficial ownership. Also includes 15,000 shares which may be acquired on the exercise of vested options granted under the Central Valley Community Bancorp 2000 Stock Option Plan and 6,000 shares which may be acquired upon the exercise of options granted pursuant to the 2005 Omnibus Incentive Plan. Also includes 3,000 shares of restricted stock granted to Mr. Cunningham on July 16, 2014. Such shares are subject to a repurchase right in favor of the Company during the vesting period, which is 20% per year, with vesting dates of July 16, 2015, July 16, 2016, July 16, 2017, July 16, 2018, and July 16, 2019. Mr. Cunningham is eligible to vote such shares prior to any repurchase.

(2)	Held under a power of attorney executed in favor of Mr. Cunningham by Eric Quinn as to which Mr. Cunningham disclaims beneficial ownership.
Item 5        Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6        Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7	Identification of Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8        Identification and Classification of Members of the Group.
Not applicable.

Item 9        Notice of Dissolution of Group.
Not applicable.
Item 10    Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: January 27, 2015	/s/Daniel N. Cunningham
Daniel N. Cunningham